

Sirit Inc.
33 City Centre Drive, Suite 250
Mississauga, ON
L5B 2N5 Canada

Tel: 905.949.4404
Toll Free: 800.498.8760
Fax: 905.949.6320
Web site: www.sirit.com





March 31, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Dear Sirs:

RE: SIRIT Inc. - Reg. No. 82-3200

Appended please find a copy of

- News Release #05-03 titled "Sirit Announces Financial Results for the Fourth Quarter and Year Ended December 31, 2004"
- News Release #05-04 titled "Sirit Signs 5 Year Agreement with Colorado's E-470 for US$12.9 Million"
- Material Change Report for News Release #05-04
- Annual Report
- Information Circular
- Proxy
- Annual Information Form

Yours truly,

Anastasia Chodarcewicz
Chief Financial Officer and Corporate Secretary

/encl.


sirit
vision beyond sight™

NEWS RELEASE

NR#05-03

FOR MORE INFORMATION:

Lorelei L. Luchkiw
Sirit Inc.
(905) 949-4404 x249
lluchkiw@sirit.com


SEC MAIL PROCESSING
RECEIVED
APR 11 2005
WASH, D.C.
202
SECTION

Sirit Announces Financial Results for the Fourth Quarter and Year Ended December 31, 2004

SCM revenue grows by 52 percent: Company readies to take advantage of significant market opportunities

Toronto, ON - March 22, 2005 - Sirit Inc. (TSX: SI), a leading provider of radio frequency identification (RFID) hardware technology, today reported its financial results for the fourth quarter and year ended December 31, 2004. All amounts are stated in Canadian Dollars unless otherwise noted.

2004 Financial Highlights

- Total revenue increased by 16% to $20.5 million in 2004 from $17.6 million in 2003
- Automatic Vehicle Identification (AVI) revenues up 13% in 2004 over 2003: Supply Chain Management (SCM) revenues up 52% in 2004 over 2003
- AVI revenues comprised 83% of total revenues: SCM revenues grew to 17% of total revenues for 2004
- Gross margin of 42.6% for 2004 (35.4% in 2003) primarily reflects changes in the mix of AVI products and services
- Development expenditures reached $2.2 million in 2004 ($0.9 million in 2003) as the Company invested in its U.S. engineering team and focused development efforts principally on SCM applications
- Net income for the year of $0.9 million (net loss of $4.2 million in 2003) includes a foreign exchange loss of ($0.6 million) due to the strengthening of the Canadian dollar throughout 2004 and a gain on sale of investment of $2.0 million
- Headcount increased to 44 by December 31, 2004 (compared to 30 at December 31, 2003) as the Company positions itself for future growth through advanced sales and development efforts

"Sirit continues to execute in accordance with management's operating plan, generating a solid 16 percent revenue growth in 2004, as both the AVI and SCM product lines contributed to the strong results." commented Anastasia Chodarcewicz, Chief Financial Officer, Sirit Inc. "As the market continues to evolve, more companies are embracing the benefits of RFID technology within their operations. We believe Sirit is very well positioned to participate in a significant number of opportunities generated from our robust product offerings, capitalize on the strengths of our partnerships and fund operations with our solid financial position throughout 2005."

Twelve Months Ended December 31, 2004

Revenue for the twelve months ended December 31, 2004 totaled $20.5 million, a 16% increase over revenue of $17.6 million for the same period in the prior year. The steady decline in the US to Canadian dollar foreign exchange rate resulted in a negative translation impact on reported revenues during 2004.

Revenue from the AVI vertical was up approximately 13% or $2 million in 2004 when compared to 2003. This growth was generated from increased penetration of transponder users on toll roads in California, a new Florida Traffic Management Systems order and increases in Parking and Access Control Systems revenue.

SCM revenue increased by 52% to $3.5 million in 2004 when compared to 2003. The growth is attributed to increased sales with handheld reader module applications, introduction of the UHF reader module and new SCM customers and pilots.

Gross margin for 2004 was 42.6%, up from 35.4% in 2003. AVI margins improved due to the exclusion of the lower margin integration project which was completed in early 2004 and a larger contribution from the Parking and Access Control Systems operations.

Operating expenses of $10.3 million are $2.7 million higher then 2003 operating expenses of $7.6 million when excluding the 2003 non-recurring asset impairment charges of $0.5 million and restructuring charges of $1.4 million. Increased resources directed towards development and engineering efforts and increases in SCM sales staff and marketing efforts to promote the Company resulted in higher operating costs during 2004. Management views these increased expenditures as essential to the future success of the Company.

The Company had net income from continuing operations for the twelve months ended December 31, 2004 of $0.9 million or $0.01 per share, compared with a net loss from continuing operations of ($3.4 million) or ($0.07) per share for the same period in 2003. Total shares outstanding at December 31, 2004 are approximately 92.1 million compared to 71.2 million at December 31, 2003.

The Company's $10 million in cash is expected to provide sufficient resources to fund ongoing and growth operations throughout 2005.

"Sirit had a very successful year in terms of both our financial results and in the significant milestones we achieved," said William Staudt, President and CEO, Sirit Inc. "We believe the timing of our ramp up in engineering resources and in our sales and marketing efforts is appropriate to meet the anticipated market demands for our products and services. It is imperative that we are able to address the growing opportunities in the immediate and near term while also preparing the future roadmap for Sirit as the RFID market matures."

Fourth Quarter Ended December 31, 2004

For the fourth quarter ended December 31, 2004, Sirit reported revenue of $4.9 million, which represents a 19% growth over the fourth quarter in the previous year. Gross margin for the quarter was 44.5%, up slightly from 43.3% for the third quarter in 2004 and up significantly from 33.8% in the 2003 fourth quarter.

Expenses in the fourth quarter totaled $3.1 million, which is $1.3 million higher than the fourth quarter in the previous year reflecting a full staff compliment and higher development expenditures in 2004 when compared to 2003.

The Company recorded an operating loss of ($1.0 million) and net loss of ($0.9 million) or ($0.01) per share in the fourth quarter of 2004. This is compared to an operating loss of ($0.4 million) and net loss of ($0.5 million) or ($0.01) per share in the previous year.

As of December 31, 2004, cash and cash equivalents totaled $10.0 million compared to the cash position of approximately $10.3 million at September 30, 2004. The Company's working capital position was $11.5 million at December 31, 2004 compared to $11.9 million at September 30, 2004.

Conference Call & Webcast
Sirit will host a conference call to discuss the quarterly and year end results on Tuesday, March 22, 2004 at 10:00 am EDT. The conference call will be Webcast over the Internet and will be accessible at www.sirit.com.

About Sirit Inc.

Founded in 1993, Sirit Inc. (TSX: SI) is a leading provider of Radio Frequency Identification (RFID) solutions to customers worldwide. The company designs, manufactures, integrates and sells RFID solutions with an emphasis in several vertical markets including Supply Chain Management, Product Authentication, Asset Tracking, Security and Access Control and Automatic Vehicle Identification. Building upon years of success deploying traditional RFID products, Sirit continues to capitalize on the growing demand for next generation RFID solutions. For more information on Sirit visit www.sirit.com or call 1-800-498-8760.

Cautionary Note Regarding Forward Looking Statements
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Sirit to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those indicated by these forward-looking statements as a result of risks and uncertainties impacting Sirit's business which are discussed in the section entitled "Narrative Description of the Business - Risks" in Sirit's Annual Information Form dated March 19, 2004 as filed with the securities regulatory authorities in Canada via SEDAR. Although Sirit has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

Sirit Inc.
Consolidated Balance Sheets
(expressed in thousands of Canadian dollars)

	As at December 31 2004	As at December 31 2003
Assets		
Current Assets		
Cash and cash equivalents	$ 10,021	$ 2,604
Accounts receivable	3,319	2,796
Inventory	1,296	845
Prepaids and deposits	716	1,365
	15,352	7,610
Long-term investments	5,191	6,175
Property, plant and equipment	896	597
Intangible asset, net	573	775
Deferred development costs, net	123	188
Goodwill	2,829	2,829
	$ 24,964	**$ 18,174**
Liabilities		
Current Liabilities		
Accounts payable and accrued liabilities	$ 2,596	$ 2,937
Deferred revenue and credits	913	589
Warranty obligations	310	630
	3,819	4,156
Shareholders' Equity		
Share capital	34,763	28,640
Contributed surplus	400	320
Deficit	(14,018)	(14,942)
	21,145	14,018
	$ 24,964	**$ 18,174**

Sirit Inc.

Consolidated Statements of Operations

(expressed in thousands of Canadian dollars except per share amounts)

	Three months ended December 31		Twelve months ended December 31	
	2004	**2003**	**2004**	**2003**
Revenue	$ 4,877	$ 4,090	$ 20,500	$ 17,626
Cost of Sales	2,709	2,706	11,776	11,391
Gross Margin	2,168	1,384	8,724	6,235
Expenses				
Selling, general and administrative	2,000	935	7,009	5,779
Development	787	183	2,176	909
Amortization	146	84	534	593
Foreign exchange	203	12	554	333
Asset impairment charges	-	505	-	505
Restructuring costs	-	100	-	1,407
	3,136	1,819	10,273	9,526
Operating Income/(Loss)	(968)	(435)	(1,549)	(3,291)
(Loss) on disposal of assets	-	-	-	(19)
Gain on disposal of long-term investment	-	-	2,019	-
Other income	18	-	312	-
Interest income/(expense), net	37	(97)	142	(95)
Income/(Loss) From Continuing Operations	(913)	(532)	924	(3,405)
(Loss) From Discontinued Operations				
(Loss) from operations	-	-	-	(373)
(Loss) on sale	-	-	-	(388)
Net Income/(Loss)	**$ (913)**	**$ (532)**	**$ 924**	**$ (4,166)**
Deficit, beginning of period	(13,105)	(14,410)	(14,942)	(10,776)
Deficit, end of period	**$ (14,018)**	**$ (14,942)**	**$ (14,018)**	**$ (14,942)**
Basic and diluted net income/(loss) per share, continuing operations	$ (0.01)	$ (0.01)	$ 0.01	$ (0.07)
Basic and diluted net income/(loss) per share, discontinued operations	-	-	-	(0.01)
Basic and diluted net income/(loss) per share, total	**$ (0.01)**	**$ (0.01)**	**$ 0.01**	**$ (0.08)**

33 City Centre Drive, Suite 250, Mississauga, ON L5B 2N5 Canada
TEL: (905) 949-4404 FAX: (905) 949-6320

Sirit Inc.
Consolidated Statements of Cash Flows
(expressed in thousands of Canadian dollars)

	Three months ended December 31		Twelve months ended December 31	
	2004	**2003**	**2004**	**2003**
Cash provided by/(used in):				
Operating activities				
Income/(loss) from continuing operations	$ (913)	$ (532)	$ 924	$ (3,405)
Items not involving cash and cash equivalents	221	245	(1,225)	2,002
	(692)	(287)	(301)	(1,403)
Net change in non-cash working capital items	148	(385)	(662)	(2,601)
Discontinued operations	-	-	-	424
	(544)	(672)	(963)	(3,580)
Investing activities				
Investment in Horizon Wimba, Inc.	-	(14)	(36)	(73)
Additions to property, plant and equipment	(273)	(67)	(567)	(371)
Proceeds on sale of property, plant and equiment	-	124	-	313
Deferred development costs	-	-	-	(316)
Proceeds on sale of long-term investment	-	-	3,036	-
	(273)	43	2,433	(447)
Financing activities				
Capital leases	-	(313)	-	(303)
Issuance of common shares, net of associated expenses	570	2,812	5,943	5,143
Discontinued operations	-	-	-	(440)
	570	2,499	5,943	4,400
Exchange rate impact on cash and cash equivalents	1	78	4	(11)
Increase/(decrease) in cash and cash equivalents	(246)	1,948	7,417	362
Cash and cash equivalents, beginnning of period	10,267	656	2,604	2,242
Cash and cash equivalents, end of period	**$ 10,021**	**$ 2,604**	**$ 10,021**	**$ 2,604**
Cash and cash equivalents consist of:				
Cash and deposit accounts with banks	$ 3,521	$ 604	$ 3,521	$ 604
Short-term commercial paper	6,500	2,000	6,500	2,000
	$ 10,021	**$ 2,604**	**$ 10,021**	**$ 2,604**

33 City Centre Drive, Suite 250, Mississauga, ON L5B 2N5 Canada
TEL: (905) 949-4404 FAX: (905) 949-6320




RECEIVED
SEC MAIL PROCESSING
APR 1 1 2005
WASH, D.C.
202
SECTION

NEWS RELEASE

NR#05-04

FOR MORE INFORMATION:

Lorelei L. Luchkiw
Sirit Inc.
(905) 949-4404 x249
lluchkiw@sirit.com

SIRIT SIGNS 5 YEAR AGREEMENT WITH COLORADO'S E-470 FOR US$12.9 MILLION

Sirit reappointed primary provider of UHF RFID toll transponders to E-470 Public Highway Authority

Toronto, ON - March 29, 2005 - Sirit Inc. (TSX: SI), the leading provider of radio frequency identification (RFID) reader technology, announced today that it has completed a multi-year supplier agreement totaling approximately US$12.9 (CDN $16.0) million with the E-470 Public Highway Authority in Colorado. The agreement calls for Sirit to deliver its UHF RFID toll transponder technology over the next 60 months, the longest supply commitment ever made by a Sirit tolling customer.

"Sirit has earned a reputation for providing high performance tolling products and prides itself on building strong relationships with its clients. We are very proud to earn the continued support, as evidenced by this 5 year commitment, from one of our largest customers, the E-470 and the Northwest Parkway EXpressToll system," said William Staudt, President and CEO. "Automatic Vehicle Identification ("AVI") continues to be a significant contributor to Sirit's business model and this agreement win is a testament to the reliability of our technology offering."

"We have enjoyed a successful business association with Sirit who has partnered with us to build a toll system that now supports over 160,000 drivers each day," commented Ed DeLozier, Executive Director of E-470. "Sirit continues to deliver quality products and provides a high level of support to our organization which made them the natural choice for this ongoing supplier agreement."

"We are thrilled to be reappointed as the prime AVI supplier to E-470 and the Northwest Parkway and look forward to helping them meet their customers' needs over the next 5 years," commented John Freund, Vice President. "We look forward to participating in the continued expansion of EXpressToll services with E-470 and Northwest Parkway, in Colorado and other markets around the world."

About E-470

E-470 is a toll highway that runs along the eastern perimeter of the Denver metropolitan area. The 47-mile beltway extends from State Highway C-470 at I-25 in Douglas County south of Denver, runs east and then north through Aurora, passes along the western edge of the Denver International Airport, and turns back towards the west, terminating at I-25 on the north end of the metropolitan area just south of 160th Avenue.

The E-470 Public Highway Authority consists of eight member jurisdictions: Adams, Arapahoe, and Douglas counties and the municipalities of Aurora, Brighton, Commerce City, Thornton, and Parker. Affiliate, non-voting members are the cities of Arvada, Broomfield and Greeley, and Weld County. Ex-officio members are represented by the Colorado Department of Transportation, Denver Regional Council of Governments and the Regional Transportation District. For more information on E-470 visit www.e-470.com . For information regarding EXpressToll services, visit www.expresstoll.com.

About Sirit Inc.

Founded in 1993, Sirit Inc. (TSX: SI) is a leading provider of Radio Frequency Identification ("RFID") solutions to customers worldwide. The company designs, manufactures, integrates and sells RFID solutions with an emphasis in several vertical markets including Supply Chain Management, Product Authentication, Asset Tracking, Security and Access Control and Automatic Vehicle Identification. Building upon years of success deploying traditional RFID products, Sirit continues to capitalize on the growing demand for next generation RFID solutions. For more information on Sirit visit www.sirit.com or call 1-800-498-8760.

Cautionary Note Regarding Forward Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Sirit to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those indicated by these forward-looking statements as a result of risks and uncertainties impacting Sirit's business which are discussed in the section entitled "Narrative Description of the Business - Risks" in Sirit's Annual Information Form dated March 19, 2004 as filed with the securities regulatory authorities in Canada via SEDAR. Although Sirit has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

This is the form of a material change report required under Subsection 75(2) of the Securities Act (Ontario) and the equivalent sections in the Securities Acts of Alberta and British Columbia.

MATERIAL CHANGE REPORT

Item 1 **Reporting Issuer:**

Sirit Inc.
33 City Centre Drive, Suite 250
Mississauga, Ontario L5B 2N5

Item 2 **Date of Material Change:**

March 29, 2005

Item 3 **Press Release:**

News Release #05-04 dated March 29, 2005 issued by Sirit Inc., Toronto, ON, and disseminated by CNW Group

Item 4 **Summary of Material Change:**

Siit announced that it signed an order totaling approximately CDN $16.0 million from the E-470 Public Highway Authority in Colorado.

Item 5 **Full Description of Material Change:**

Toronto, ON – March 29, 2005 – Sirit Inc. (TSX: SI), the leading provider of radio frequency identification (RFID) reader technology, announced today that it has completed a multi-year supplier agreement totaling approximately US$12.9 (CDN $16.0) million with the E-470 Public Highway Authority in Colorado. The agreement calls for Sirit to deliver its UHF RFID toll transponder technology over the next 60 months, the longest supply commitment ever made by a Sirit tolling customer.

"Sirit has earned a reputation for providing high performance tolling products and prides itself on building strong relationships with its clients. We are very proud to earn the continued support, as evidenced by this 5 year commitment, from one of our largest customers, the E-470 and the Northwest Parkway EXpressToll system," said William Staudt, President and CEO. "Automatic Vehicle Identification ("AVI") continues to be a significant contributor to Sirit's business model and this agreement win is a testament to the reliability of our technology offering."

"We have enjoyed a successful business association with Sirit who has partnered with us to build a toll system that now supports over 160,000 drivers each day," commented Ed DeLozier, Executive Director of E-470. "Sirit continues to deliver quality products and provides a high level of support to our organization which made them the natural choice for this ongoing supplier agreement."

"We are thrilled to be reappointed as the prime AVI supplier to E-470 and the Northwest Parkway and look forward to helping them meet their customers' needs over the next 5 years," commented John Freund, Vice President. "We look forward to participating in the continued expansion of EXpressToll services with E-470 and Northwest Parkway, in Colorado and other markets around the world."

Item 6 **Reliance on Subsection 75(3) of the *Securities Act* (Ontario) and the equivalent sections in the Securities Acts of Alberta and British Columbia:**

Not applicable.

Item 7 **Omitted Information:**

Not applicable.

Item 8 **Senior Officer:**

Anastasia Chodarcewicz, Chief Financial Officer and Corporate Secretary.

Item 9 **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

March 29, 2005
Mississauga, ON

Sirit Inc.

"Anastasia Chodarcewicz"

Per: Anastasia Chodarcewicz
Chief Financial Officer and Corporate Secretary

Proxy

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF

SIRIT Inc. (the "**Company**") to be held at the TSX Broadcast & Conference Centre, Toronto Stock Exchange, 130 King Street West, Toronto, Ontario on Thursday, April 21, 2005 at 3:00 p.m. (Toronto time).

The undersigned shareholder ("**Registered Shareholder**") of the Company hereby appoints, **William W. Staudt**, the President, Chief Executive Officer and a Director of the Company, or failing this person, **Anastasia Chodarcewicz**, the Chief Financial Officer of the Company, or in the place of the foregoing, ________________________ (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "**Meeting**") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER PRINT HERE: ________________________________

REGISTERED HOLDER SIGN HERE: ________________________________

DATE SIGNED: ________________________



SEC MAIL
RECEIVED
APR 11 2005
PROCESSING
WASH, D.C.
202
SECTION

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To elect as Director, William W. Staudt		N/A	
2. To elect as Director, Dale M. Flanagan		N/A	
3. To elect as Director, George C. McKinnis		N/A	
4. To elect as Director, Richard I. Segal		N/A	
5. To elect as Director, David W. Andrews		N/A	
6. To elect as Director, Norbert Dawalibi		N/A	
7. To elect as Director, Suresh Kumar		N/A	
8. To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as the Company's auditors for the ensuing year and to authorize the directors to set the auditors' remuneration		N/A	
9. To approve the issuance of common shares of the Company to the Company's President and Chief Executive Officer			N/A
10. To approve an amendment to the Company's articles to increase the number of common shares the Company is authorized to issue to an unlimited number of common shares			N/A
11. To grant the proxy holder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		N/A	

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("**Instrument of Proxy**") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Equity Transfer Services Inc.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

***To be represented at the Meeting,* voting instructions *must be DEPOSITED* at the office of "EQUITY TRANSFER SERVICES INC." no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Equity Transfer Services Inc. is Suite 420, Richmond Adelaide Centre, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3, and its fax number is (416) 361-0470.

Sirit Inc.


SEC MAIL PROCESSING
RECEIVED
APR 11 2005
WASH, D.C.
202
SECTION

INITIAL ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

33 City Centre Drive, Suite 250
Mississauga, Ontario
Canada, L5B 2N5

March 22, 2005

Sirit Inc.

Initial Annual Information Form
For The Fiscal Year Ended
December 31, 2004

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual information form contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. The words "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Sirit to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those indicated by these forward-looking statements as a result of risks and uncertainties impacting Sirit's business which are discussed in the section entitled "Description of the Business – Risk Factors" in this annual information form. Although Sirit has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

CORPORATE STRUCTURE

Sirit Inc. ("Sirit" or the "Company") was incorporated in the Province of British Columbia, pursuant to the *Company Act* (British Columbia) on January 15, 1987 by registration of its memorandum and articles with the name Jordex Resources Inc. On July 27, 1998, the Company was continued into the Yukon under the *Yukon Business Corporations Act.* On September 15, 1998, the Company was registered as an extra-provincial company under the *Company Act* (British Columbia).

Sirit's articles have been altered as follows:

June 27, 1991 - to increase the authorized capital from 20,000,000 common shares to 100,000,000 common shares;

December 23, 1993 - to increase the authorized capital by an additional 100,000,000 shares so that the authorized capital consists of 200,000,000 shares divided into 100,000,000 common shares ("Common Shares") and 100,000,000 preferred shares ("Preferred Shares"); and

March 18, 1994 - the 100,000,000 preferred shares are issuable in series, of which the first series, consisting of 6,500,000 shares, is designated cumulative redeemable convertible preferred shares Series A ("Series A Shares"). The Company's articles were also amended to add provisions setting out the special rights and restrictions attached to the Series A Shares.

Pursuant to Articles of Amendment, on March 10, 2000 the name of the Company was changed from Jordex Resources Inc. to *i*Tech Capital Corp., and on May 5, 2003 from *i*Tech Capital Corp. to Sirit Inc. to better reflect its current form of business.

The registered office of the Company is Sirit Inc., c/o Lackowicz & Shier at 300-204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9. The head office of the Company is located at Suite 250, 33 City Centre Drive, Mississauga, Ontario, Canada, L5B 2N5.

The following chart depicts the corporate structure of the Company together with the jurisdiction of incorporation of each of the companies:



Sirit Inc.
(Yukon Territory, Canada)
100%
100%
100%
Sirit Technologies Inc.
(Canada)
Jordex (Bahamas) Limited
(Bahamas)
(inactive)
Jordex Capital Corp.
(Nevada, U.S.A)
(inactive)
100%
100%
100%
100%
Sirit Corp.
(Ontario, Canada)
Sirit Technologies Limited
(United Kingdom)
1491490 Ontario Limited
(Ontario, Canada)
(inactive)
4050 Ltd.
(Caymans, British West Indies)
(inactive)
100%
Sirit Corp.
(Texas, U.S.A)

The active operating companies are Sirit Inc., Sirit Technologies Inc. and its subsidiaries. Jordex (Bahamas) Limited along with its subsidiary 4050 Ltd. and Jordex Capital Corp. are holding companies from when Sirit (formerly known as *i*Tech Capital Corp.) was a business development company. As used in this annual information form, except as otherwise required by the context, reference to the "Company" or "Sirit" means Sirit Inc. and its active subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

2002

Commencing in mid-2001, the Company began to refocus its strategy and commenced an active search to acquire an operating company with a strong management team and significant growth opportunities. This search culminated with the acquisition of all of the outstanding shares of Sirit Technologies Inc. in November 2002 in consideration for Common Shares. Sirit Technologies Inc. designs, develops, manufactures and sells Radio Frequency Identification ("RFID") technology. Effective November 1, 2002, the primary business of the Company became the business of Sirit Technologies Inc. The Company is solely focused on the growth of the RFID business.

2003

With the Company focused on the growth and development of its newly acquired RFID business, fiscal 2003 was a year focused on restructuring, reinvesting in operations and defining the future growth strategy for the Company. The Company's head office was relocated from Vancouver, British Columbia to Mississauga, Ontario.

The following highlights the key activities during 2003:

- In May 2003, the Company sold its wholly-owned subsidiary Enviromation which specialized in the design, manufacture and implementation of custom process control solutions for the municipal and industrial water and wastewater industries. The Company recorded a total loss from discontinued operations of $761,000 for the year ended December 31, 2003.
- On June 13, 2003, the Company entered into a $2.5 million bridge loan facility (the "Bridge Facility") with Evansville, Ltd., which then owned approximately 6.14% of the issued and outstanding Common Shares. Pursuant to the Bridge Facility, interest was payable at 8% per annum compounded monthly and a fee of $150,000 was paid to Evansville, Ltd. A total of $1.8 million was drawn under the Bridge Facility prior to its repayment.
- In August 2003, the Company raised $2.5 million pursuant to a rights offering and private placement and repaid the Bridge Facility.
- The Company completed a restructuring of operations primarily in the third quarter of 2003.
- In November 2003 and January 2004, the Company raised an aggregate of $8.0 million pursuant to a private placement of Common Shares with J.L. Albright III Venture Fund ("JLA") and certain of the Company's employees, officers and directors. As a result of this private placement, JLA became a significant shareholder of the Company, acquiring approximately 28% of the then outstanding Common Shares. In November 2003, Richard Segal, a principal of JLA, was appointed to the Company's board of directors.

2004

Fiscal 2004 was the first year of executing on strategic operational activities specifically with respect to increased development initiatives, as well as sales and marketing activities. The Company generated revenue growth in both of its two main RFID vertical markets: Automatic Vehicle Identification ("AVI") and Supply Chain Management ("SCM").

Significant product and business activities in fiscal 2004 include the following:

- In the first half of 2004, in accordance with plans to liquidate non-core assets in support of its RFID operations, the Company sold one of its long-term portfolio investments, Loma de Niquel Holdings Ltd., for cash proceeds of approximately $3 million. The Company continues to look for opportunities to sell the remainder of its long-term portfolio investments which at December 31, 2004 had a carrying value of $5.2 million.
- In June 2004, the Company introduced the ST200, a multi-protocol ultra-high frequency ("UHF") RFID reader module designed for integration into hand-held devices, portable data terminals, printers, label applicators, mobile computers and other similar devices.
- In June 2004, Sirit announced a technology collaboration agreement with Intel Corporation (NASDAQ: INTC) to collaborate on the development of the building blocks for standards-based RFID reader technology.
- In October 2004, Sirit announced its first Traffic Management Systems project resulting in the expansion of its AVI technology into the State of Florida. The system includes Sirit readers and support systems to monitor commute time and traffic patterns.
- In November 2004, Sirit filed three patent applications related to its next generation RFID reader technology with the U.S. Patent and Trademark Office.

DESCRIPTION OF THE BUSINESS

OVERVIEW

Sirit is an RFID company that designs, develops, manufactures and sells RFID products and solutions. For over 10 years, Sirit and its operating subsidiaries have been providing RFID products and solutions to customers based primarily in the United States and also throughout the Americas, Europe and Asia.

The Company was a business development company from 1999 until it acquired Sirit Technologies Inc. in November 2002. Since then, the primary business of the Company has been the RFID business. The Company continues to hold passive portfolio investments representing the Company's Portfolio Investment Business Segment. Sirit currently focuses its efforts on its two primary verticals within the RFID Business Segment: AVI and SCM.

AVI applications include the sale of readers, tags, antennae, maintenance services and complete tolling systems and will continue to be a major focus for the Company in 2005 and beyond. These operations include toll solutions utilizing the UHF based Title 21 standard, Traffic Management Systems, integration and Parking and Access Control Systems ("PACS").

SCM applications include the provision of RFID readers and reader modules primarily to original equipment manufacturers ("OEMs") and are anticipated to generate the strongest revenue growth for the Company over the next several years.

RFID BUSINESS SEGMENT

Business of Sirit

Sirit designs, develops, manufactures and sells RFID products and solutions. Targeted at a diverse set of markets, RFID technology has become a core technology for applications including: electronic toll collection, access control, cashless payment systems, product authentication, SCM applications including logistics, warehousing and manufacturing and asset management.

An estimated 14 million vehicles in the U.S. use transponders to pay their tolls automatically. Over eight million people pay for their gasoline purchases using key-chain transponders. Many retailers, manufacturers, warehouses and logistics companies are increasingly relying on RFID technology to identify assets and manage their internal inventory and control processes.

Through a combination of organic growth in existing and emerging industry applications and possible strategic acquisitions, Sirit seeks to increase its position in the RFID supply chain industry as a reader designer and manufacturer. Sirit markets its products and solutions through its direct sales force and its partnerships with OEMs, distributors, integrators and value added resellers.

RFID Technology

RFID is considered a powerful and versatile automatic identification technology that allows vehicles, pallets, cases, cartons, animals and various other articles and objects to be identified, tracked and managed in a wide range of environments.

A basic RFID system consists of three components:
- A transponder (commonly called a tag) that is electronically programmed with unique information;
- A reader consisting of a transceiver with decoder; and
- An antenna or coil.

RFID Tags

An RFID tag is an "electronic memory" with the following characteristics:
- Each tag usually stores a unique and unalterable identification code. Tags may also store additional, variable information that may be modified by the user at any time;
- Tags may be read and written to, from distances of over 30 metres, with no line of sight requirement;
- Information stored in a tag's memory cannot be unintentionally changed, nor can it be easily replicated. Information can be written, erased and re-written (and even permanently locked), as required within an application;

- Tags can be attached to, or buried in, most non-metallic materials, with little or no effect on performance;
- Tags are available in a wide range of sizes and formats and operate at various frequencies including Low frequency ("LF"), high frequency ("HF") and UHF; and
- Tags may be used in a wide range of physical environments. They are mechanically robust, and can survive extreme temperatures, humidity and pressure.

In its AVI applications, including toll collection, integration, Traffic Management Systems and PACS, Sirit manufactures tags and readers along with additional system components to deliver a complete integrated solution.

Traditional semiconductor companies, such as Texas Instruments, EM Marin and Phillips Semiconductors, dominate chip production for RFID tags. These chips are then integrated into various forms of tags for use in RFID applications. We consider these companies to be a driving force behind the development and expansion of the RFID industry since high volume production drives down the cost of chip manufacturing thereby opening up new RFID applications.

RFID Readers

A reader is an electronic unit that transfers information to and from one or more tags and has the ability to process information that is obtained from, or sent to, a tag (the term 'reader' is commonly used to represent a read/write device). The size and capabilities of readers vary considerably. In its SCM applications, Sirit designs, develops, manufactures and sells primarily OEM reader modules and readers which are then integrated into an overall RFID solution by OEMs, end-users, integrators and distributors.

An RFID reader may operate in total isolation, or be connected to a remote computer/controller for more comprehensive use and manipulation of information derived from a tag. Sirit readers vary in size, cost and performance.

The proliferation of RFID throughout a broad range of applications and industries has increased the need for flexible and robust RFID reader technology across a myriad of frequencies, protocols and tags.

To meet this need, Sirit has produced multi-protocol readers designed to provide support for tags from different manufacturers and to operate across all commonly used frequencies. Sirit has a base set of reader products and can produce application specific readers for customers with unique or high volume requirements. The user is then free to select the tag with the most appropriate price/performance characteristics at any point during the lifetime of their application. In this way, obsolescence of tag and reader technologies becomes a less critical consideration in the purchasing cycle and provides a degree of legacy protection.

Antennae

RFID readers are connected to antennae that transmit information to a tag and to receive information sent by a tag. The antenna emits radio signals to activate the tag and read and write data to it. Antennae are the conduits between the tag and the reader, which control the system's

data acquisition and communication. Antennae are available in a variety of shapes and sizes; they can be built into a door-frame or a dock door to receive tag data from persons or objects passing through or mounted in a toll plaza to permit tolls to be collected electronically.

RFID Industry Developments

Based on our current knowledge of the RFID industry, some of the recent developments and changes occurring in the industry include the following:

- The ratification of Generation 2 Electronic Product Code compliant standards in December 2004 by EPCglobal and the submission of the standard to the International Standards Organization. EPCglobal is leading the development of industry-driven standards for the EPC Network to support the use of RFID. EPCglobal is a member-driven organization comprised of leading firms and industries focused on creating global standards for the EPCglobal Network.
- Improvements in tag manufacturing methods resulting in lower production costs.
- Increased acceptance of RFID in the supply chain.
- The development of prototypes for dedicated short range communication ("DSRC") technology for vehicle identification (safety and enhancement to the U.S. highway infrastructure).
- Decline in RFID reader prices due to advances in reader design.

Strategy

Sirit's goal is to supplement its position in the AVI market by becoming a recognized industry leader in RFID reader technology in the SCM market through a combination of development and engineering capabilities, sales and marketing skills, manufacturing and customer support. Sirit seeks to secure an increasing share of the overall reader market for RFID, a market that is projected to grow by a compound annual growth rate of 46% to an estimated size of U.S$4.7 billion in 2007. To meet these goals, Sirit has adopted the following strategies:

Continue to Generate Growth in the AVI Market

Sirit will seek to protect and enhance its market position for toll systems that conform to the Title 21 standard as well as enter into new Traffic Management Systems and integration projects. The Company intends to leverage its market position for AVI products through cost reductions, product innovation, expansion into new markets and strategic partnerships with industry leaders.

Secure a Leading Position for EPCglobal and Standards Compliant Technology through Product Innovation

Sirit's strategy is to introduce new and cost effective RFID readers to meet the specifications published by EPCglobal and other international standards organizations and in direct response to RFID supply chain mandates from Wal-Mart, the United States Department of Defense, Target and others.

Develop Strategic Partnerships with Industry Leaders

The RFID market requires companies that can deliver reader technology and systems integration as a key element of the overall value chain. Semiconductor companies have focused on the production of chips for RFID tags. This leaves an opportunity for Sirit to establish a significant position in the RFID value chain through the design and development of innovative RFID reader modules and complete reader products. Sirit also intends to selectively evaluate opportunities as a service provider in its target markets.

Market Verticals

Within the RFID Business Segment, the primary market verticals in which Sirit currently participates are as follows:

AVI

Cashless payment systems using a tag as the activator of a payment transaction have been a key market for RFID technology for many years. Electronic toll collection systems were introduced as early as 1986 and flourished through the 1990s as new toll roads were built and existing toll roads added electronic payment capability.

In the toll collection markets that are served by the Company, Sirit considers itself to hold a solid position. Sirit currently has in excess of 2.2 million tags in use and the rate of adoption continues to grow.

Since the advent of electronic toll collection, a number of other cashless payment systems using RFID have emerged. The SpeedPass™ network originally developed by Mobil and now implemented within both Exxon and Mobil gas stations has over eight million users and is rivaling the toll collection market in terms of overall acceptance.

Sirit has been one of the key suppliers of RFID tag and reader technology for these cashless payment systems and will continue to pursue opportunities to provide readers with greater functionality, multi-protocol, multi-frequency capability and other features that are increasingly in demand by service providers.

In early 2004, Sirit successfully completed an integration project on the 91 Express Lanes in Southern California. This integration project involved the design, construction, testing and implementation of a fully-automated toll facility in which toll prices fluctuate in accordance with the volume of traffic. The system, developed by Sirit, is one of the most advanced examples of High Occupancy Toll ("HOT") technology and can also be used for converting High Occupancy Vehicle ("HOV") lanes to HOT lanes. Based on the success of this project, Sirit is actively bidding on future integration opportunities.

DSRC is an emerging technology which is anticipated to improve highway safety - a key priority of the United States Department of Transportation. DSRC based systems are expected to save lives by warning drivers of impending dangerous situations. Sirit, along with Raytheon Company, Mark IV Industries, Inc. and Transcore, comprise the development team which is

being funded by United States Department of Transportation. Deployment decisions regarding this technology are currently anticipated in the 2008 timeframe.

A Sirit PACS system is comprised of a transponder mounted in the vehicle, an antenna to charge and read the transponder and a reader to convert the data for processing by a computer for use in parking lots, gated communities and secure vehicle access points. Each transponder has a unique identifying code that is read by the antenna once the transponder enters into the read zone. This identifying code is then transmitted through the reader to a computer where it is checked against a user database. If the identifying code is valid (i.e. the patron has a fully paid account or the transponder is not registered as lost or stolen), then the gate is raised and the patron can proceed into the facility. Transponders, antennae and readers have been designed and manufactured by Sirit and have been adopted primarily in North America as well as internationally.

SCM

Global supply chains increasingly rely on accurate, real time data for the complex and sophisticated software packages that are used to generate information, and therefore actions, that will determine visibility and flow of product through these chains.

Although bar codes are widely used to identify products (either individually or in groups), their limitations can restrict supply chain operation and efficiency - specifically their requirement for line of sight and the inability to convey variable data. RFID tags and labels do not share these limitations and their effective deployment within the supply chains, operating across many industries, could therefore provide substantial efficiency and other operational benefits.

According to several industry analysts and sources, the market for RFID readers in supply chain applications is expected to experience significant growth over the next five years. Numerous entities including Wal-Mart, Target and the U.S. Department of Defense have announced and begun to implement programs involving the use of RFID technology within their respective supply chains.

AVI Products

IDentity Title 21 Product

Sirit's IDentity Title 21 transponder is used in high-speed highway applications. It complies with the open standard for electronic toll collection adopted by the California Department of Transportation. Sirit has a large installation base of Title 21 compliant systems with installations that include California (Orange County toll roads, San Francisco bridges, State Route 91), Denver (E-470 toll road), South America and China.

IDentity Flex and IDentity Zip

Sirit's IDentity Flex and Zip systems consist of transponders, readers and antennae, and have been designed to meet the price point and performance required for the vehicle access control market. The IDentity Flex reader will read both the IDentity Flex and IDentity Zip transponders as well as Sirit's IDentity Title 21 transponder. This unique feature allows existing users of Title 21 toll products to co-exist with the lower cost IDentity Flex product line. The IDentity Flex and

Zip systems are designed for PACS applications such as parking and gated communities.

SCM Products

RFID Modules

Sirit designs, develops and manufactures a full line of reader products designed to be embedded in products from OEMs, system integrators and value added resellers. These products are targeted at many RFID applications including cashless payment systems, product identification and authentication, security and access control, SCM and asset management.

OEM 176/177

Sirit's OEM 176/177 reader scan modules provide a single unit capable of simultaneously reading standard bar code symbologies and most leading RFID LF (125/134.3 kHz) tags or RFID tags only. This product can be used as a direct replacement by system integrators and OEMs who wish to enable existing products with the two identification technologies. These readers are primarily targeted at industrial hand-held terminals for supply chain applications, robotics, point of sale terminals, vending machines and medical equipment.

OEM 186/187

Sirit's OEM 186/187 reader scan modules provide a single unit capable of simultaneously reading standard bar code symbologies and most leading HF (13.56 MHz) RFID tags or RFID tags only. This product can be used as a direct replacement by system integrators and OEMs who wish to enable existing products with the two identification technologies. These readers are primarily targeted toward integrated hand-held terminals for supply chain applications, robotics, point of sale terminals, vending machines and medical equipment.

OEM 400/410/420

Sirit's OEM 400/410/420 are multi-protocol HF readers that are designed in a form factor for simple integration within industrial printers, cashless payment terminals and other third party products that require RFID enabling. Target markets are security, cashless payments, product authentication and SCM.

ST200

In June 2004, Sirit introduced the ST200, a multi-protocol UHF (902-928 MHz) RFID reader module supporting leading UHF protocols as specified by EPCglobal and leading UHF tag suppliers. Designed for integration into hand-helds, portable data terminals, printers, label applicators, mobile computers and other OEM devices, the ST200 reader module supports multiple RFID tag protocols in a single OEM module.

Major Customer Relationships

AVI

Sirit has long-standing customers in the toll industry including the Transportation Corridor Agencies in Orange County, California, the California Department of Transportation in San Francisco, California Private Transportation Company in Orange County, California, San Diego Association of Governments and E-470 Public Highway Authority in Denver, Colorado.

In 2004, Sirit completed an RFID design and installation services contract with Cofiroute Global Mobility and the Orange County Transportation Authority to replace the electronic toll collection system at the 91 Express Lanes in Southern California.

SCM

As Sirit's SCM business is in its development stage, Sirit is in the process of establishing and formalizing its customer relationships. Part of the Sirit strategy is to establish strategic partnerships with sizeable, well established and reputable companies. Sirit believes there are three major categories of companies to target with the Sirit range of reader products. The first is selling readers directly to tier 1 OEMs of specific products such as hand-held devices or printers. The second is selling directly to end users who will be testing products for their own internal processes and ultimately installing their own complete systems. The third is selling readers to system integrators who are in the business of designing and installing complete RFID systems for their customers.

Research and Development

Sirit conducts research and development activities at both its Loughborough, England and Carrollton, Texas facilities.

The Loughborough development center has historically been focused on LF and HF reader developments and is now also working closely with the Carrollton engineers on UHF development efforts. Examples of LF and HF products are proximity readers for integration in third-party equipment like hand-held scanners and printers, as well as OEM readers for auto-payment applications and closed-loop applications.

The UHF developments are primarily conducted at the Carrollton facilities. UHF product development supports both Sirit's AVI market (Tolling and PACS) as well as stationary readers and reader module developments targeted at the supply chain and retail markets.

Sirit's engineering strength is its ability to work with and respond on a timely basis to customer needs and translating this into products that meet or exceed these requirements. Sirit's development team consists primarily of internal staff that have a proven track record in the RFID industry.

Competition

Competition within the electronic toll collection market segment is based upon price, technical knowledge and experience and customer relationships.

Sirit's competitors in the market for electronic toll collection systems include systems integrators and manufacturers. These companies include manufacturers such as Transcore (purchased by Roper Industries in 2004) and Mark IV Industries, Inc., and systems integrators such as Raytheon Transportation Management Systems, Lockheed Martin and UTC Inc. who can implement competitive RFID systems as part of an overall systems integration contract.

Sirit's competitors in the RFID reader marketplace for supply chain applications are companies that have both a fundamental understanding and practical experience involved with designing, manufacturing and deploying this technology. Competitors include Symbol Technologies, AWID, Thingmagic and Alien Technologies.

Intellectual Property

Sirit relies on a combination of trade secret laws, license agreements and patents to protect proprietary rights in its products and technology. The source code for Sirit's products and technology are protected as trade secrets in its licensing agreements with customers and partners.

In addition, Sirit has the rights to certain intellectual property, including patents, copyrights, know-how and trade secrets that are owned or licensed by Texas Instruments used in the continued sales of the IDentity brand and Title 21 products.

In November 2004, Sirit filed three patent applications related to RFID reader technology with the U.S. Patent and Trademark Office. The three patent filings deal with innovations in the RFID radio design. Sirit believes that the concepts contained in these filings facilitate the development of RFID readers that have significant improvements in performance while maintaining design to cost goals.

Manufacturing

Substantially all of the Company's manufacturing activities are outsourced from a few qualified and reliable contract manufacturers. Sirit tests all products prior to shipment to customers. Sirit maintains strong, long-standing relationships with its suppliers and has not experienced any product shortages or disputes with its suppliers that are out of the normal course of business. In the event that Sirit's third party manufacturers experience production problems or reach their capacity, Sirit believes that manufacturing could be switched to other manufacturers with minimal cost or disruption.

Facilities

Sirit operates primarily from three offices. The head office and related functions are located in Mississauga, Ontario. The primary development, design, manufacturing, distribution and sales activities are concentrated in Carrollton, Texas and a smaller specialized design and development team is located in Loughborough, England.

Employees

As at December 31, 2004, Sirit had twelve full-time employees in Canada, twenty-eight in the United States and four in England, for a total of forty-four employees. None of Sirit's employees are represented by unions; management considers its relationship with its employees to be good.

PORTFOLIO INVESTMENTS BUSINESS SEGMENT

Sirit owns minority interest investments in three private U.S. companies totaling $5.2 million at December 31, 2004 (2003 - $6.2 million). The investments include $3.9 million in Medsite Inc. which provides web-based medical solutions, $0.8 million in Applied Data Systems, Inc. which designs, develops and markets application ready embedded systems for OEM markets and $0.5 million in Horizon Wimba, Inc. which provides virtual classrooms and real-time collaboration software for higher education. During 2004, the Company sold one of its long-term investments for cash proceeds of $3 million resulting in a net gain of $2 million. The Company intends to further liquidate its remaining long-term investments in support of RFID operations as opportunities arise.

RISK FACTORS

The following risk factors could each have a material adverse effect on the Company's business, financial condition and results of operations and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

SCM RFID Market Evolution

This market is in its very early adoption stage and standards are rapidly moving toward final ratification. Suppliers to the SCM RFID industry, such as Sirit, must constantly stay up-to-date with and adopt the latest technology, enter into pilot project opportunities and develop new products to meet customer demands in order to meet performance requirements. These activities are required to become the supplier of choice for anticipated significant roll-outs of RFID systems.

RFID Adoption Rate

The Company's growth is dependent on the speed and adoption rate of RFID in the SCM and other RFID applications, including asset tracking, cashless payment and product authentication. The adoption rate of RFID technology may encounter a number of barriers, including the cost of full implementation, lack of universal standards and global frequencies and privacy concerns.

Strategic Partnerships

Sirit is focusing current sales and marketing efforts on establishing and maintaining long-term strategic relationships and developing new products enabling Sirit to respond to customer requirements. The establishment of these relationships is one of the key strategies to facilitate revenue growth for Sirit. Sirit is in its early stages of developing some of these relationships while other relationships are established and providing benefits to Sirit's business.

Product Development and Time to Market

The process of developing technology from concept stage through design to final production involves considerable investments in people, technology and processes. Management continually assesses market demands and attempts to mirror those demands with internal development initiatives. The RFID market has made rapid advances in the past year and continued innovations are expected in 2005 and beyond. The risk of not developing and introducing product on a timely basis into the rapidly evolving RFID market is that the Company would quickly erode its competitive position.

Volatility of Research and Development

Sirit is active in the research and development of new products and technologies. Sirit's research and development efforts may not lead to the successful introduction of new or improved products and Sirit may encounter delays or problems in connection with its research and development efforts. New products may take longer to develop, have greater or fewer features than originally considered desirable and achieve higher cost targets than initially estimated. There may be delays in starting volume production of new products and new products may not be commercially successful. Products under development are often announced before introduction and these announcements may cause customers to delay purchases of existing products until the new or improved versions of those products become available. Delays or deficiencies in development, manufacturing, delivery of or demand for new products or higher cost targets may have a material adverse effect on Sirit's business, financial condition and results of operations.

Exchange Rate Fluctuations

As Sirit continues to purchase and sell product in various currencies, maintain international locations and employ staff in various countries, Sirit will be subject to foreign exchange rate risk. Sirit currently does not enter into any foreign currency hedging or other similar contracts.

Profitability

During 2004, the Company increased headcount when compared to staffing levels at December 31, 2003 to ensure the best possible matching of staff capabilities with Company requirements. The Company invested significantly in product development activities and sales and marketing efforts resulting in increased expenditure levels. In addition, Sirit's embedded technology model is characterized by long sales cycles and decision times, commensurate with OEM design wins and activities which may not necessarily yield sizeable or profitable results from rollout activities until several months following initial customer contact. Sirit faces the risk of not achieving a profitable level of volumes in 2005. The Company will continue to focus on product innovation and marketing initiatives specifically through partnerships and pilot projects as pilot projects are converted into larger sales orders.

Ability to Attract and Retain Key Personnel

The Company's success is largely dependent on its ability to attract and retain skilled employees. Due to competition for highly skilled management and research and development employees, perhaps the greatest risk is the Company's ability to attract and retain highly skilled management

and research and development employees. The Company does not maintain key-person life insurance policies on any of its employees. The loss of key employees could disrupt operations and impair the Company's ability to compete effectively.

Competition

The principal competitive factors affecting the market for Sirit's products include vendor and product reputation, expertise and experience in implementing products in the customer's industry sector, product architecture, functionality and features, cost of ownership, ease and speed of implementation, customer support, product quality, price and performance and product attributes such as flexibility, scalability, compatibility, functionality and ease of use. In order to be successful in the future, Sirit believes it must continue to respond promptly and effectively to technological change and competitors' innovations.

Current and potential competitors may have longer operating histories, greater financial, technical, marketing and other resources, greater name recognition and a larger installed base of customers than Sirit. There can be no assurance that Sirit's current or potential competitors will not develop products comparable or superior in terms of price, performance or other factors to those developed by Sirit. In addition, there can be no assurance that Sirit will not be required to make substantial additional investments in connection with its research, development, marketing, sales and customer service efforts in order to meet any competitive threat, or that it will be able to compete successfully in the future. Increased competition may result in reductions in market share, pressure for price reductions and related reductions in gross margins, any of which may adversely affect the Company's ability to reach its financial and business goals.

Intellectual Property

Sirit relies on a combination of trade secret laws, license agreements and patents to protect proprietary rights in its products and technology. In 2004, three new patent applications related to RFID reader technology were filed with the U.S. Patent and Trademark Office. Patent applications may or may not be approved and may be challenged by third parties.

Sirit may in the future receive claims from third parties asserting infringement and other related claims. Litigation may be necessary to determine the scope, enforceability and validity of third party proprietary rights or to establish the Company's proprietary rights. Should these third parties have substantially greater resources than Sirit, they may be able to sustain the costs of litigation to a greater degree and for longer periods. These claims could be time consuming, costly and divert management's attention and resources which could all adversely impact the operations of the Company.

Dependence on Third Party Manufacturers

Sirit outsources the manufacturing of its products to third party contract manufacturers. If these third party manufacturers are unable to deliver on a timely basis or produce low quality products, customer relationships and future sales orders may be adversely impacted.

Government Regulation

The Company is subject to regulatory changes in each of the jurisdictions it serves. The RFID market may be subject to further regulation due to concerns over consumer privacy. As the introduction of RFID tracking technology has become more public, various consumer privacy groups including Consumers Against Supermarket Privacy Invasion and Numbering have protested item tagging. Although these protests are geared more towards post-purchase tagging rather than warehouse tracking, the industry needs to be prepared to face opposition in the years to come as the use of RFID technology expands.

Investments

Sirit currently owns three minority interest investments recorded at approximately $5.2 million. There is a risk that these organizations will face operating or market risks not currently foreseen by management. Sirit faces the risk that it will not be able to liquidate these investments and realize the reported carrying values.

Dividend Policy

No dividends on the Common Shares have been paid by Sirit to date. Sirit anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business. Sirit does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of Sirit's board of directors after taking into account many factors, including Sirit's operating results, financial condition and current and anticipated cash needs.

Conflicts of Interest

Certain of the directors and officers of Sirit also serve as directors and/or officers of other companies and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving Sirit will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Sirit and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (Yukon) and other applicable laws.

Dilution to Sirit Shareholders

As of December 31, 2004, 92,147,001 Common Shares were outstanding. The Company also had outstanding options to purchase an additional 6,273,330 Common Shares at prices ranging from $0.13 to $3.09 per share with expiry dates ranging from April 26, 2005 through October 13, 2009. During the life of the options, the holders are given an opportunity to profit from a rise in the market price of the Common Shares with a resulting dilution in the interest of the other shareholders. Sirit's ability to obtain additional financing during the period such options are outstanding may be adversely affected and the existence of such options may have an adverse effect on the price of the Common Shares. The holders of the options may exercise such securities at a time when Sirit would, in all likelihood, be able to obtain any needed capital by a

new offering of securities on terms more favourable than those provided by the outstanding options.

The increase in the number of Common Shares in the market upon exercise of any of such convertible securities and the possibility of sales of such shares may have a depressive effect on the market price of the Common Shares. In addition, as a result of such additional Common Shares being issued, the voting power of the Company's existing shareholders will be diluted.

Product Liability and other Claims related to its Customers' Business Operations

Many of Sirit's products will be critical to the operations of its clients' businesses and provide benefits that may be difficult to quantify. Any failure in a client's system or any intellectual property infringement claims against Sirit by third parties could result in a claim for substantial damages against Sirit by its customers, regardless of its responsibility for the failure or for the alleged intellectual property infringement. There can be no assurance that Sirit's customer contracts will protect it in the event of any such claim. In addition, although it maintains general liability insurance coverage, including coverage for errors or omissions, there can be no assurance that this coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage.

Future Need for Capital and Uncertainty of Additional Financing

Sirit may need to raise funds through public or private debt or equity financing in the event that its estimates of capital requirements change or prove inaccurate, or to enable the Company to respond to unanticipated competitive pressures or to take advantage of unanticipated opportunities. There can be no assurance that additional financing will be available on terms favourable to Sirit, or at all. If adequate funds are not available or are not available on acceptable terms, Sirit may not be able to continue its technological development or take advantage of market opportunities to develop new products or otherwise to respond to competitive pressures or continue to be viable. Such inability could have a material adverse effect on Sirit's business, financial condition and results of operations.

Market Price of Company's Common Share may be Volatile

The market price of the Company's outstanding common shares in the past has been and may in the future be volatile due in part to highly volatile markets. Wide fluctuations in the market price could occur due to a variety of reasons including, but not limited to, quarter-to-quarter variations in operating results, news announcements by the Company or its competitors and entering into or failing to enter into material contracts or orders.

Safety Risk

RFID products emit electromagnetic radiation which may result in various safety and health issues. The Company's products only emit low levels of this radiation and operate within all safety regulatory limits. When used properly, Sirit's products do not, to its knowledge, pose any health risk. If safety concerns were to arise in the future, this could have an adverse effect on the Company's business and results of operations.

DIVIDENDS

The Company has not paid and does not intend in the foreseeable future to pay any dividends on its Common Shares and has no dividend policy in regard to the payment of dividends to Common Shares. Sirit intends to retain its earnings in order to fund the anticipated growth in the RFID business. The Series A Shares are entitled to receive fixed cumulative preferential cash dividends at the rate of 7.5% per annum, however, there were no Series A Shares issued and outstanding as at December 31, 2004.

DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue 200,000,000 shares divided into 100,000,000 Common Shares and 100,000,000 Preferred Shares of which 92,147,001 Common Shares and no Preferred Shares were outstanding as at December 31, 2004.

Common Shares

Holders of Common Shares are entitled to vote at any meeting of the shareholders of the Company and have one vote in respect of each Common Share held by them. Common shareholders are entitled to receive the remaining property and assets of the Company in the event of dissolution, subject to the rights of the holders of the Preferred Shares and any other shares ranking senior to the Common Shares.

Preferred Shares

The Preferred Shares are non-voting and are issuable in series, of which the first series, consisting of 6,500,000 shares, is designated as Series A Shares. The Series A Shares are entitled to receive fixed cumulative preferential cash dividends at the rate of 7.5% per annum. In the event of dissolution, the Series A shareholders are entitled to repayment of capital and any arrears of cumulative preferential dividends before any amount is paid or any property or assets of the Company distributed to Common shareholders or any other class or series ranking junior to the Series A Shares.

MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on the Toronto Stock Exchange under the symbol "SI". The following table sets forth the price ranges and volume traded of the Common Shares on a monthly basis for the year ended December 31, 2004:

	High	Low	Volume
January	$ 0.75	$ 0.52	5,196,300
February	0.92	0.62	5,079,600
March	0.78	0.58	5,032,300
April	0.78	0.65	1,741,400
May	0.68	0.48	2,124,100
June	1.17	0.60	11,333,600
July	1.41	1.07	7,974,600
August	1.39	1.01	6,544,800
September	1.24	1.02	9,076,200
October	1.16	1.03	2,692,100
November	1.39	1.10	5,254,400
December	1.60	1.23	2,838,800

On March 21, 2005, the closing price of the Common Shares was $1.21.

DIRECTORS AND OFFICERS

The articles of the Company require a board of directors consisting of not less than three nor more than 15 directors, at least two of whom are not officers or employees of the Company. The term of office for each director elected at an annual general meeting of the Company's shareholders is until the next annual general meeting of the Company's shareholders or until the director resigns or is removed. The next election of directors is scheduled for April 21, 2005 at the annual and special meeting of the Company's shareholders. The Company does not have an executive committee of the board of directors nor a lead director.

The following table sets forth the names, province/state and country of residence of the directors and executive officers of the Company, their positions held with the Company and their principal occupations as at December 31, 2004:

Name, Province/State and Country of Residence	Positions Held	Director Since	Present Principal Occupation
William W. Staudt New York, U.S.A.	President, Chief Executive Officer & Director	1999	President and Chief Executive Officer of Sirit
Dale M. Flanagan [2] New York, U.S.A.	Director	2000	Executive Search Specialist
John Greaves [1] [2] Illinois, U.S.A.	Director	2004	Director, Deloitte & Touche LLP
Cynthia Lewis [2] Ontario, Canada	Director	2002	Business Executive

Name, Province/State and Country of Residence	Positions Held	Director Since	Present Principal Occupation
George C. McKinnis [(1)] New York, U.S.A.	Director	2001	Founding and managing partner of law firm McKinnis & Lapera LLC
Basile Papaevangelou [(1)] Ontario, Canada	Director	2003	Chairman, T.E.C. (The Executive Committee) Ltd.
Richard I. Segal [(3)] Ontario, Canada	Director	2003	Principal and General Partner, J.L. Albright Venture Partners
Anastasia Chodarcewicz Ontario, Canada	Chief Financial Officer & Corporate Secretary		Chief Financial Officer of Sirit
Loek D'Hont Florida, U.S.A.	Chief Technology Officer		Chief Technology Officer of Sirit
Donald Bergeron Texas, U.S.A.	Vice President, Manufacturing		Vice President, Manufacturing of Sirit
Fred Veinot Ontario, Canada	Vice President, Business Development		Vice President, Business Development of Sirit
John A. Freund Ontario, Canada	Vice President, Automatic Vehicle Identification		Vice President, Automatic Vehicle Identification of Sirit
Chris Leong New York, U.S.A.	Vice President, Supply Chain		Vice President, Supply Chain of Sirit

NOTES:

(1)Member of the Audit Committee.
(2)Member of the Compensation Committee.
(3)Mr. Segal is the nominee of the Company's significant shareholder, J.L. Albright III Venture Fund.

The principal occupations, businesses or employments of each of the directors and executive officers of the Company within the past five years are disclosed in the brief biographies set forth below:

William W. Staudt – Mr. Staudt has been President and Chief Executive Officer of the Company since January 20, 1999. Trained as a lawyer, Mr. Staudt began his career in investment banking. Over the past 25 years, both individually and through Hamilton Capital Partners, a leveraged buyout firm, he was active in the acquisition and operation of a number of companies. He brings to the Company a wealth of experience in finance and operations.

Dale M. Flanagan – Mr. Flanagan has been engaged as a Management Consultant specializing in executive search for the past 37 years. Flanagan & Webster, the firm he founded in 1975 was acquired by Lamalie (LAI) in 1990. At LAI, Mr. Flanagan functioned as a Sr. Partner and Director until the firm went public in 1997. LAI then acquired Ward Howell and was

subsequently acquired by TMP Worldwide the parent of Monster.com. Mr. Flanagan has been an independent Consultant since 2001.

John Greaves – Mr. Greaves is currently a Director with the professional services firm, Deloitte & Touche LLP and was at EPC Group in Boston from May 2002 to March 2003. Prior to that, Mr. Greaves was Director of RFID for CHEP from May 2001 to May 2002. Mr. Greaves was Director General of GTAG at the Uniform Code Council from January 2000 to May 2001. In 1995, Mr. Greaves founded Symbology Strategy International and was employed by them until January 2000.

Cynthia Lewis – Ms. Lewis is an independent executive and was Chief Executive Officer of Sirit Technologies Inc. from May 17, 2001 to October 31, 2002 and President of Sirit Technologies Inc. from May 17, 2001 to March 25, 2002. Prior to that, Ms. Lewis was President of TELUS Integrated Communications, the eastern division of TELUS Corporation from September 1999 to January 2001. She also held various executive positions with Xerox Corporation and Xerox Canada from January 1995 to September 1999.

George C. McKinnis – Since early 2001, Mr. McKinnis has been the founding and managing partner of McKinnis & Lapera LLC, a law firm concentrating in high-technology clients and transactions. From 1987 to 2001, Mr. McKinnis ran his own private law practice concentrating in high technology and the emerging technology clients.

Basile Papaevangelou – Mr. Papaevangelou has been Chair with T.E.C. (The Executive Committee) Ltd. since 1998.

Richard I. Segal – Prior to joining J.L. Albright Venture Partners, Mr. Segal was President and Chief Executive Officer of Microforum, from July 2000 to June 2001 and prior thereto, from 1997 to June 2000, was President and Chief Operating Officer of Chapters Online Inc. Prior to joining Chapters Online Inc., Mr. Segal worked at Microsoft Corporation in Redmond, Washington from 1992 until 1996 with his most recent position at the company being the Director of technical services for the Internet Customer Unit. Mr. Segal is also the author of four books on Network Management and Windows software development. Mr. Segal also serves as a director of Genesis TP Inc. and Truition Marketplace Solutions.

Anastasia Chodarcewicz was Vice President of Finance for Sirit from February 2, 2003 to November 24, 2003. From January 1995 through January 2003, Ms. Chodarcewicz was with PricewaterhouseCoopers LLP, last holding the position of Director.

Loek D'Hont joined Sirit in April 2003 as Chief Technology Officer. Prior to this, Mr. D'Hont was Vice President of Engineering at Matrics Inc. for two years and spent 20 years at Texas Instruments in the defense systems, semiconductor and consumer electronics groups.

Donald Bergeron previously spent 18 years at Texas Instruments where he held numerous managerial positions. During his last four years at Texas Instruments, Mr. Bergeron served as TIRIS North American Operations Manager.

Fred Veinot was a founding member of the startup team at Sirit in 1993 and has been active in the growth of Sirit to its current position.

John A. Freund joined Sirit in September of 2001 as Director of Customer Operations and was appointed to the role of Vice President in April 2002. Prior to this, Mr. Freund spent 6 years with Xerox Business Services in a variety of progressive sales and operational management positions.

Chris Leong joined Sirit in June 2003 as the Company's Vice President of Supply Chain and consulted for the Company since November 2002. Prior to this, Mr. Leong was a Senior Associate with Argentum Capital Partners and an analyst with Lehman Brothers Merchant Banking Partners.

As at December 31, 2004, the Company's directors and executive officers as a group beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 25,824,016 Common Shares representing approximately 28% of the issued and outstanding Common Shares.

AUDIT COMMITTEE

The Company's Audit Committee is responsible for monitoring the Company's systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company's external auditors. The committee is also responsible for reviewing the Company's annual audited financial statements, unaudited quarterly financial statements and management's discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors of the Company.

The Audit Committee's charter sets out its responsibilities and duties and procedures for reporting to the Company's board of directors. A copy of the charter is attached hereto as Exhibit A. Qualifications for Audit Committee membership and procedures for committee member removal and appointment remain with the board of directors. These procedures are not specifically detailed within the charter.

The members of the Company's Audit Committee as at December 31, 2004 were Mr. John Greaves (Chairman), Mr. George C. McKinnis and Mr. Basile Papaevangelou. Prior to October 25, 2004, the members of the Audit Committee were Messrs. McKinnis, Flanagan and Segal (then Chairman). Each of Messrs. Greaves, McKinnis, Papaevangelou, Flanagan and Segal are independent and financially literate within the meaning of Multilateral Instrument 52-110 Audit Committees ("MI 52-110"). In addition to being independent directors as described above, all members of the Company's Audit Committee must meet an additional "independence" test under MI 52-110 in that, other than their directors' fees, an Audit Committee member, or their firms, cannot receive more than $75,000 in direct compensation from the Company during any 12 month period within the last three years and that they are not affiliated with the Company. The meaning of independence under MI 52-110 is not specifically detailed within the charter.

The Audit Committee met six times during the financial year ended December 31, 2004 and all members were present at each meeting.

Relevant Education and Experience

Set out below is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

John Greaves – Mr. Greaves is currently a Director with the professional services firm, Deloitte & Touche LLP. Mr. Greaves is also a United Kingdom Chartered Accountant and has an in-depth understanding of accounting principles, financial statements, disclosure requirements and internal controls.

George C. McKinnis – Mr. McKinnis is a founding and the managing partner of McKinnis Lapera, LLC which represents emerging technology companies in the telecommunications, semiconductor, computer science and Internet industries. Mr. McKinnis has been involved in numerous sales and acquisitions of technology companies and assisted in various start-ups which became public companies in both Canada and the United States thus providing Mr. McKinnis with a strong financial background.

Basile Papaevangelou – Mr. Papaevangelou is currently Chair with T.E.C. (The Executive Committee) Ltd., advising Chief Executive Officers of public companies and owner operators of private companies. Mr. Papaevangelou received a Master of Business Administration from McGill University in 1983 and has extensive experience with public companies and their associated financial requirements.

Pre-Approval Policies and Procedures

Inherent in the responsibilities of the Audit Committee are the responsibilities regarding the provision of non-audit services by the Company's external auditors. The Company practice requires senior management to report to the Audit Committee any provision of services by the auditors and requires consideration by the Audit committee as to whether the provision of services other than audit services is compatible with maintaining the auditor's independence. All audit and audit-related services are pre-approved by the Audit Committee. This practice is not specifically detailed within the charter.

External Auditor Service Fees

Audit Fees

The aggregate audit fees billed by the Company's external auditors, PricewaterhouseCoopers LLP, for the financial year ended December 31, 2004 were $109,000 (December 31, 2003 – $79,000).

Audit-Related Fees

There were no audit-related fees billed by the Company's external auditors during the last two financial years.

Tax Fees

Tax fees in respect of tax compliance, tax advice and tax planning billed by the Company's external auditors billed by the Company's external auditors for the financial year ended December 31, 2004 were $59,000 (December 31, 2003 – $38,000).

All Other Fees

All other fees billed by the Company's external auditors for the financial year ended December 31, 2004 were $16,000 (December 31, 2003 - $nil). All other fees in 2004 relates to consultations regarding financial accounting and reporting matters.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

In connection with the private placement of Common Shares with JLA, the Company granted JLA the right to appoint one member to the Company's board of directors and agreed to put forth such nominee for election at each annual meeting of shareholders of the Company so long as JLA continues to own at least 10% of the issued and outstanding Common Shares. The JLA nominee is Richard I. Segal who was appointed to the Company's board of directors on November 24, 2003.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Equity Transfer Services Inc. at its principal offices at Richmond Adelaide Centre, 120 Adelaide Street West, Toronto, Ontario.

MATERIAL CONTRACTS

The Company does not have any material contracts, other than those entered into in the ordinary course of business.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Company dated March 18, 2005. Additional financial information is provided in the Company's audited consolidated financial statements and management's discussion and analysis for the financial year ended December 31, 2004 which can be found at www.sedar.com and on the Company's website, www.sirit.com.

EXHIBIT A – AUDIT COMMITTEE CHARTER

The Audit Committee's Charter outlines how the Committee will satisfy the requirements set forth by the Board in its mandate. This Charter comprises:

- Operating Principles;
- Operating Procedures; and
- Specific Responsibilities and Duties.

A. Operating Principles

The Committee shall fulfill its responsibilities within the context of the following principles:

1) **Committee Values**
The Committee expects the management of the Company to operate in compliance with prudent corporate ethics, code of conduct and corporate practices; with laws and regulations governing the Company; and to maintain strong financial reporting and control processes.

2) **Communications**
The Chairman (and others on the Committee) expects to have direct, open and frank communications throughout the year with management, other Committee Chairmen, the external auditors and other key Committee advisors as applicable.

3) **Annual Audit Committee Work Plan**
As appropriate, the Committee, in consultation with management and the external auditors, shall develop an annual Audit Committee Work Plan responsive to the Committee's responsibilities as set out in this Charter. In addition, the Committee, in consultation with management and the external auditors, shall develop and participate in a process for review of important financial topics that have the potential to impact the Company's financial disclosure.

4) **Meeting Agenda**
Committee meeting agendas shall be the responsibility of the Chairman of the Committee in consultation with Committee members, senior management and the external auditors.

5) **Committee Expectations and Information Needs**
The Committee shall communicate its expectations to management and the external auditors with respect to the nature, timing and extent of its information needs. The Committee expects that written materials will be received from management and the external auditors a reasonable time in advance of meeting dates.

6) **External Resources**
To assist the Committee in discharging its responsibilities, the Committee may, in addition to the external auditors, at the expense of the Company, retain one or more persons having special expertise.

7) **In Camera Meetings**
As appropriate, the members of the Committee shall have the flexibility to meet in private session with the external auditors; with management and with the Committee members only.

8) **Reporting to the Board**
The Committee, through its Chairman, shall report after each Committee meeting to the Board at the Board's next regular meeting.

9) **Committee Self Assessment**
The Committee shall annually review, discuss and assess its own performance. In addition, the Committee shall periodically review its role and responsibilities.

10) **External Auditors**
The Committee expects that, in discharging their responsibilities to the shareholders, the external auditors shall be accountable to the Board through the Audit Committee. The external auditors shall report all material issues or potentially material issues to the Committee.

B. Operating Procedures

1) The Committee shall meet at least four times annually, or more frequently as circumstances dictate. Meetings shall be held at the call of the Chairman, upon the request of two (2) members of the Committee or at the request of the external auditors.

2) A quorum shall be a majority of the members.

3) Unless the Committee otherwise specifies, the Secretary or Assistant Secretary of the Company, shall act as Secretary of all meetings of the Committee.

4) In the absence of the Chairman of the Committee, the members shall appoint an acting Chairman.

5) A copy of the minutes of each meeting of the Committee shall be provided to each member of the Committee and to each director of the Company in a timely fashion.

C. Specific Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Financial Reporting

1) review the Company's annual and quarterly financial statements with management and the external auditors to gain reasonable assurance that the statements are accurate, complete, represent fairly the Company's financial position and performance and are in accordance with Canadian generally accepted accounting principles ("GAAP") and report thereon to the Board before such financial statements are approved by the Board;
2) review with management the financial statements of the Company's significant subsidiaries and of the Company's bonus plans, if any;
3) receive from the external auditors reports, written or verbal, on their engagements related to the annual and quarterly financial statements;
4) receive from management a copy of the representation letter provided to the external auditors and receive from management any additional representations required by the Committee;
5) review and, if appropriate, recommend approval to the Board of news releases, if any, and reports to shareholders issued by the Company with respect to the Company's annual and quarterly financial statements; and
6) review and, if appropriate, recommend approval to the Board of prospectuses, material change disclosures of a financial nature, management discussion and analysis, annual information forms and similar disclosure documents to be issued by the Company.

Accounting Policies

1) review with management and the external auditors the appropriateness of the Company's accounting policies, disclosures, reserves, key estimates and judgements, including changes or variations thereto;
2) obtain reasonable assurance that they are in compliance with Canadian GAAP and report thereon to the Board; and
3) review with management and the external auditors the degree of conservatism of the Company's underlying accounting policies, key estimates and judgements and reserves.

Risk and Uncertainty

1) acknowledging that it is the responsibility of management to identify the principal business risks facing the Company and determine the Company's tolerance for risk, the Committee shall focus on financial risk and gain reasonable assurance that financial risk is being effectively managed or controlled by:
    a. reviewing with management the Company's tolerance for financial risks;
    b. reviewing with management its assessment of the significant risks facing the Company;
    c. reviewing with management the Company's policies and any proposed changes thereto for managing;
    d. those significant financial risks; and
    e. reviewing with management its plans, processes and programs to manage and control such risks;
2) ascertain that policies and procedures are in place to minimize environmental, occupational health and safety and other risks to asset value and mitigate damage to or deterioration of asset value and review such policies and procedures periodically;

3) review policies and compliance therewith that require significant actual or potential liabilities, contingent or otherwise, to be reported to the Board in a timely fashion;
4) review foreign currency, interest rate and commodity price risk mitigation strategies, including the use of derivative financial instruments;
5) review the adequacy of insurance coverage maintained by the Company; and
6) review regularly with management, the external auditors and the Company's legal counsel, any legal claim or other contingency, including tax assessments, that could have a material effect upon the financial position or operating results of the Company and the manner in which these matters have been disclosed in the financial statements.

Financial Controls and Control Deviations

1) review the plans, if any, of the external auditors to gain reasonable assurance that the combined evaluation and testing of internal financial controls is comprehensive, coordinated and cost-effective; and
2) receive regular reports from management, the external auditors and its legal department on all significant deviations or indications/detection of fraud and the corrective activity undertaken in respect thereto.

Compliance with Laws and Regulations

1) review regular reports from management and other (e.g. external auditors and external legal counsel) with respect to the Company's compliance with laws and regulations having a material impact on the financial statements including:
    a. tax and financial reporting laws and regulations;
    b. legal withholding requirements;
    c. environmental protection laws and regulations; and
    d. other laws and regulations which expose directors to liability;
2) review the status of the Company's tax returns and those of its subsidiaries.

Relationship with External Auditors

1) recommend to the Board the nomination of the external auditors;
2) approve the remuneration and the terms of engagement of the external auditors as set forth in the Engagement Letter;
3) review the performance of the external auditors annually or more frequently as required;
4) receive annually from the external auditors an acknowledgement in writing that the shareholders, as represented by the Board and the Committee, are their primary client;
5) receive a report annually from the external auditors with respect to their independence, such report to include a disclosure of all engagements (and fees related thereto) for non-audit services by the Company;
6) review with the external auditors the scope of the audit, the areas of special emphasis to be addressed in the audit and the materiality levels which the external auditors propose to employ;
7) obtain satisfactory comfort that no management restrictions have been placed on the scope and extent of the audit examinations by the external auditors or the reporting of their findings to the Committee;

8) establish effective communication processes with management and the Company's external auditors to assist the Committee to monitor objectively the quality and effectiveness of the relationship among the external auditors, management and the Committee.

Other Responsibilities

1) periodically review the form, content, level of detail of financial reports to the Board;
2) annually ensure the reasonableness of the expenses of the Chief Executive Officer;
3) after consultation with the Chief Executive Officer and the external auditors, gain reasonable assurance, at least annually, of the quality and sufficiency of the Company's accounting and financial personnel and other resources;
4) review in advance new appointments of the Company's senior financial executives;
5) investigate any matters that, in the Committee's discretion, fall within the Committee's duties;
6) perform such other functions as may from time to time be assigned to the Committee by the Board.

Accountability

1) review and update this Charter on a regular basis for approval by the Board;
2) from time to time, as requested by the Board, disclose its mandate and this Charter in the Company's statement of corporate governance practices;
3) review the description of the Committee's activities as set forth in the Company's statement of corporate governance practices